CLIFFORD CHANCE US LLP 31 WEST 52ND STREET NEW YORK, NY 10019-6131 TEL +1 212 878 8000 FAX +1 212 878 8375 www.cliffordchance.com

Direct Dial: +1 212 878-8526

E-mail: kathleen.werner@cliffordchance.com

Coy Garrison, Esq. United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, DC 20519	July 07, 2015

Re:                             Carey Watermark Investors 2 Incorporated Post-Effective
Amendment No. 2 to Registration Statement on Form S-11 (333-196681)

Dear Mr. Garrison:

This letter follows our telephone conversation of July 1, 2015 in which you provided a comment on the captioned Post-Effective Amendment No. 2.  On behalf of Carey Watermark Investors 2 Incorporated (the “Company”), we confirm that in future post-effective amendments filed pursuant to Item 20D of Guide 5 to Form S-11, the Company will disclose the number of Class A shares and Class T shares sold by the Company, and the proceeds raised, by class, for the period covered by the post-effective amendment.

We trust this letter is responsive to your comment.  Please contact the undersigned if you have any questions.

Sincerely,

/s/ Kathleen L. Werner

Kathleen L. Werner

cc:  Sapna Sanagavarapu, Esq.